This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Glamis Offer, you should consult your investment dealer, stockbroker, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to Kingsdale Shareholder Services Inc. toll free at 1-866-749-5464 (Canada) or Innisfree M&A Incorporated toll-free at 1‑877‑750‑9501 (US).

DIRECTORS’ CIRCULAR

and
Supplemental Management
Information Circular

RECOMMENDING

REJECTION
of the
GLAMIS GOLD LTD. OFFER
and
APPROVAL
of the
WHEATON TRANSACTION
at the
Goldcorp Meeting
to be held Thursday, February 10, 2005

Notice to United States Shareholders

The offer to which this Directors’ Circular relates is made for the securities of a Canadian issuer. The enforcement by investors of civil liabilities under United States federal securities law may be affected adversely by the fact that Goldcorp Inc. is a Canadian corporation, that certain of its officers and directors are Canadian residents and that a majority of its assets are located outside the United States.

January 20, 2005

January 20, 2005

Dear Shareholder:

     You recently received from Glamis Gold Ltd. (“Glamis”) an unsolicited, hostile offer to purchase (the “Glamis Offer”) all of the common shares of Goldcorp Inc. (“Goldcorp”) on the basis of 0.89 of a common share of Glamis for each common share of Goldcorp. The Glamis Offer was not solicited by Goldcorp.

     The Board recommends that you REJECT the Glamis Offer and that you NOT TENDER your Goldcorp shares to the Glamis Offer and, if you have already tendered any of your Goldcorp shares to the Glamis Offer, that you withdraw them immediately. Shareholders who have tendered Goldcorp shares to the Glamis Offer and who wish to obtain advice or assistance in withdrawing their Goldcorp shares are urged to contact Kingsdale Shareholder Services Inc. at the number below.

     The Board also unanimously recommends that you vote IN FAVOUR of the Wheaton transaction. In order to give you more time to consider your decision, we have postponed the Goldcorp Meeting to February 10, 2005 and extended our offer for Wheaton River Minerals Inc. (“Wheaton”) to February 14, 2005. This document contains supplemental information to the management information circular and proxy statement dated December 31, 2004. If you have already submitted a proxy voting against the Share Issue Resolution and wish to change your vote or if you are voting in favour of the Share Issue Resolution, you are requested to sign and submit the enclosed GREEN Goldcorp proxy. If you wish to obtain advice or assistance in voting, you are urged to contact Kingsdale Shareholder Services Inc. at the number below.

     In reaching its conclusions, the Board relied upon, among other things, the report and recommendation of a special committee of Goldcorp directors who are independent of Goldcorp’s management (the “Special Committee”). The Special Committee received advice from its legal and financial advisors and received an opinion from Morgan Stanley Canada Limited that the exchange ratio pursuant to the Glamis Offer was inadequate from a financial point of view to Goldcorp Shareholders. Your Board of Directors also considered the financial advice of GMP Securities Ltd., a financial advisor to Goldcorp, that the consideration that Glamis is offering is inadequate, from a financial point of view, to Goldcorp shareholders, after taking into consideration the proposed acquisition of Wheaton.

     Your Board of Directors’ and the Special Committee’s assessment of the Glamis Offer and their reasons for the recommendation that you reject the Glamis Offer are set out in the accompanying Directors’ Circular. The Board believes that the Wheaton Transaction is superior to the Glamis Offer based on financial, business risk and management considerations, including:

•	the Wheaton transaction is highly accretive to Goldcorp Shareholders while the Glamis Offer is dilutive;

•	Goldcorp/Wheaton will be the world’s lowest cost million ounce gold producer;

•	there is greater potential value upside in the Goldcorp/Wheaton share price;

•	Goldcorp/Wheaton will have a much stronger financial position and greater trading liquidity;

•	Goldcorp/Wheaton will have a lower risk profile and be less dependent on future development projects; and

•	Goldcorp/Wheaton will have an outstanding and proven management team.

     Your Board of Directors has concluded that the Glamis Offer should be rejected in favour of the proposed acquisition by Goldcorp and its wholly-owned subsidiary, Goldcorp Acquisition ULC, (the “Offerors”) of all of the common shares of Wheaton pursuant to Goldcorp’s offer to purchase all of the outstanding common shares of Wheaton dated December 29, 2004, which now expires at 5:00 p.m. (Vancouver time) on February 14, 2005 and continues to recommend that you vote in favour of the Wheaton transaction at the Goldcorp Meeting.

     You are advised to read the full explanation of the reasons for your Board’s recommendations in the Directors’ Circular.

Sincerely,

On behalf of the Board of Directors

ROBERT R. MCEWEN	MICHAEL L. STEIN
Chairman and Chief Executive Officer	Director and Chair of the Special Committee

Goldcorp shareholders requiring assistance concerning

the Wheaton Transaction or the Glamis Offer are urged to contact:
Kingsdale Shareholder Services Inc.
Toll Free: 1-866-749-5464
(Shareholders in Canada)
Innisfree M&A Incorporated
Toll Free: 1-877-750-9501
(Shareholders in the US and other locations)

FORWARD-LOOKING STATEMENTS

      Certain statements included in this document constitute “forward-looking statements” concerning the business, operations and financial performance and condition of Goldcorp. Such forward-looking statements, including, but not limited to, those with respect to the prices of gold, copper and silver, the timing and amount of estimated future production, costs of production, capital expenditures, reserves determination, costs and timing of the development of new deposits and permitting time lines, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined and the future prices of gold, copper and silver. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

      Many of these factors are beyond the control of Goldcorp and its subsidiaries. Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements and there can be no assurance that the expected results or developments anticipated by Goldcorp will be realized.

      This document will be filed with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to Goldcorp’s Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) and holders of Goldcorp Shares are advised to read this document and the Schedule 14D-9 as they both contain important information. Copies of the Schedule 14D-9 and other related documents filed by Goldcorp are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Glamis, including the registration statement on Form F-10 dated January 7, 2005, as amended or supplemented from time to time, and related exchange offer materials as well as its Tender Offer Statement on Schedule TO filed with the SEC on January 7, 2005, are also available free of charge on the SEC’s website.

GLOSSARY

      Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this document.

“affiliate” has the meaning ascribed thereto in the Securities Act (Ontario).

“Alternative Transaction” means, in respect of Wheaton or Goldcorp, any proposal or offer made by any person, other than the other party and its affiliates, with respect to any proposed transaction (by purchase, merger, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization, take-over bid or otherwise, including, for greater certainty, the Glamis Offer) that could result in any person (or group of persons acting jointly or in concert), other than the other party and its affiliates, acquiring or beneficially owning or exercising control or direction over: (x) a material portion of the assets of it and its subsidiaries, on a consolidated basis; or (y) together with any of its common shares or any equity shares or voting shares of any of its subsidiaries beneficially owned by such person (or group of persons acting jointly or in concert) or over which such person (or group of persons acting jointly or in concert) exercised direction or control prior to such proposal or offer, 10% or more of its common shares or the equity shares or voting shares of any of its subsidiaries.

“associate” has the meaning ascribed thereto in the Securities Act (Ontario).

“BCBCA” means the Business Corporations Act (British Columbia).

“Bear Stearns” means Bear, Stearns & Co. Inc.

“Board of Directors” or “Board” means the board of directors of Goldcorp.

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

i

“Consideration Shares” means the Goldcorp Shares to be issued to the holders of Wheaton Shares, or securities convertible into Wheaton Shares, in connection with the Wheaton Transaction, being a maximum of 200,000,000 Goldcorp Shares.

“Glamis” means Glamis Gold Ltd., a corporation existing under and governed by the BCBCA.

“Glamis Bid Circular” means the offer and accompanying take-over bid circular dated January 7, 2005 of Glamis relating to the Glamis Offer.

“Glamis Dissident Proxy Circular” means the dissident proxy circular dated January 17, 2005 of Glamis relating to its solicitation of proxies for the Goldcorp Meeting.

“Glamis Offer” means the offer made by Glamis to purchase all of the outstanding Goldcorp Shares on the basis of 0.89 of a Glamis Share for each Goldcorp Share, upon and subject to the terms and conditions set out in the Glamis Bid Circular.

“Glamis Shares” means common shares of Glamis.

“GMP” means GMP Securities Ltd.

“Goldcorp” means Goldcorp Inc., a corporation existing under and governed by the OBCA.

“Goldcorp Meeting” means the special meeting of Goldcorp Shareholders to approve the Share Issue Resolution, to be held on February 10, 2005.

“Goldcorp Shareholders” means the holders of Goldcorp Shares.

“Goldcorp Shares” means common shares of Goldcorp.

“Kingsdale” means Kingsdale Shareholder Services Inc.

“Morgan Stanley” means Morgan Stanley Canada Limited.

“Morgan Stanley Opinion” means the financial opinion of Morgan Stanley to the Special Committee dated as of January 19, 2005, that, subject to and based on the considerations, assumptions and limitations described therein, that the 0.89 of a Glamis Share offered for each Goldcorp Share, pursuant to the Glamis Bid Circular, was inadequate from a financial point of view to the holders of Goldcorp Shares (other than Glamis and its affiliates), a copy of which is set out in Schedule A.

“New Goldcorp” means Goldcorp following the completion of the Wheaton Transaction.

“NYSE” means the New York Stock Exchange.

“OBCA” means the Business Corporations Act (Ontario).

“Offer to Purchase” means the offer by the Offerors to purchase all of the Wheaton Shares dated December 29, 2004, as amended from time to time.

“Offerors” means, collectively, Goldcorp and Goldcorp Acquisition ULC, a wholly-owned subsidiary of Goldcorp, and each individual Offeror shall be referred to as an “Offeror”.

“Proxy Circular” means the management information circular and proxy statement dated December 31, 2004 of Goldcorp relating to the Goldcorp Meeting.

“SEC” means the United States Securities and Exchange Commission.

“Securities Laws” means, collectively, any securities laws applicable to the Offer to Purchase, including, without limitation, the Securities Act (Ontario) and the rules and regulations made thereunder, the similar legislation, rules and regulations of the other Canadian provinces, the applicable securities laws of the United States and other similar laws of other jurisdictions in which the Offer to Purchase is made.

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained at www.sedar.com by the Canadian Securities Administrators and CDS Inc.

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

ii

“senior officer” has the meaning ascribed thereto in the Securities Act (Ontario) and also means “executive officer” as such term is defined in Rule 3b-7 of the United States Securities Exchange Act of 1934, as amended.

“Share Issue Resolution” means the resolution of Goldcorp Shareholders approving the issue of the Consideration Shares in connection with the Wheaton Transaction.

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in the Wheaton Transaction Agreement.

“Superior Proposal” has the meaning ascribed thereto in the Wheaton Transaction Agreement.

“TSX” means the Toronto Stock Exchange.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Wheaton” means Wheaton River Minerals Ltd., a corporation existing under and governed by the OBCA.

“Wheaton Options” means the options to purchase an aggregate of 20,231,497 Wheaton Shares issued pursuant to the Wheaton Stock Option Plan and the options to purchase an aggregate of 700,000 Wheaton Shares issued pursuant to the acquisition of the Luismin mine.

“Wheaton Shareholders” means the holders of Wheaton Shares.

“Wheaton Shares” means common shares of Wheaton.

“Wheaton Standstill and Confidentiality Agreement” has the meaning ascribed thereto in the section of this Directors’ Circular entitled “Agreement with Wheaton — Ancillary Agreements”.

“Wheaton Stock Option Plan” means, collectively, Wheaton’s stock option plans adopted in 1995 and 2001.

“Wheaton Transaction” means the proposed acquisition by the Offerors of all of the Wheaton Shares pursuant to the Offer to Purchase and the Subsequent Acquisition Transaction.

“Wheaton Transaction Agreement” means the acquisition agreement dated December 23, 2004 between Goldcorp and Wheaton, as it may be amended in accordance with the provisions thereof.

“Wheaton Warrants” means: (i) the 54,709,772 warrants expiring May 30, 2007 entitling the holders to purchase an aggregate of 54,709,772 Wheaton Shares at a price of C$1.65 per Wheaton Share issued and outstanding pursuant to the warrant indenture dated May 30, 2002 between Wheaton and CIBC Mellon Trust Company; (ii) the 57,341,837 Series A Warrants, expiring May 30, 2007, entitling the holders to purchase an aggregate of 57,341,837 Wheaton Shares at a price of C$1.65 per Wheaton Share issued and outstanding pursuant to the warrant indenture dated February 27, 2003 between Wheaton and CIBC Mellon Trust Company; and (iii) the 64,293,174 Series B Warrants, expiring August 25, 2008, entitling the holders to purchase an aggregate of 64,293,174 Wheaton Shares at a price of C$3.10 per Wheaton Share issued and outstanding pursuant to the warrant indenture dated August 25, 2003 between Wheaton and CIBC Mellon Trust Company, and two supplemental warrant indentures dated October 14, 2003 and January 8, 2004, respectively, each of which is between Wheaton and CIBC Mellon Trust Company.

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

iii

DIRECTORS’ CIRCULAR

        In this document, all dollar amounts are expressed in United States dollars, unless otherwise indicated. Capitalized words and terms in this document have the same meanings as set forth in the Glossary and elsewhere in this document. The information contained in this document is given as of January 19, 2005, except as otherwise indicated.

      This Directors’ Circular is issued by the Board of Directors of Goldcorp in connection with the Glamis Offer made by Glamis to acquire all of the outstanding Goldcorp Shares on the basis of 0.89 of a Glamis Share for each Goldcorp Share, upon the terms and subject to the conditions set forth in the Glamis Bid Circular. Glamis indicated by press release that the Glamis Bid Circular was mailed to Goldcorp Shareholders on January 7, 2005.

DIRECTORS’ RECOMMENDATIONS

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU:
• REJECT THE GLAMIS OFFER AND NOT TENDER YOUR GOLDCORP SHARES
AND
• VOTE IN FAVOUR OF THE WHEATON TRANSACTION
AT THE GOLDCORP MEETING TO BE HELD ON
THURSDAY, FEBRUARY 10, 2005.

RECOMMENDATION OF THE SPECIAL COMMITTEE TO THE BOARD OF DIRECTORS

      After careful consideration, including a thorough review of the terms and conditions of the Wheaton Transaction, the Glamis Offer, and the Morgan Stanley Opinion, as well as a thorough review of other matters, including the matters discussed below, the Special Committee: (i) unanimously recommends that the Board of Directors continue to support the Wheaton Transaction and (ii) recommends by all 3 members who voted, with one abstention, that the Board of Directors recommend that Goldcorp Shareholders reject the Glamis Offer and not tender their Goldcorp Shares to the Glamis Offer. See “Actions of the Board of Directors and the Special Committee in Response to the Glamis Offer — Actions of the Special Committee”.

RECOMMENDATION OF THE BOARD OF DIRECTORS TO SHAREHOLDERS

      The Board of Directors has carefully reviewed and considered the Glamis Offer and the recommendation of the Special Committee, consulted with outside financial and legal advisors and carefully considered a number of matters including the matters described below. The Board of Directors unanimously supports the Wheaton Transaction and recommends that Goldcorp Shareholders vote in favour of the Share Issue Resolution at the Goldcorp Meeting. The Board of Directors recommends by all six directors who voted, with two abstentions, that Goldcorp Shareholders reject the Glamis Offer and not tender their Goldcorp Shares to the Glamis Offer. See “Actions of the Board of Directors and the Special Committee in Response to the Glamis Offer — Actions of the Special Committee”.

FACTORS CONSIDERED IN SUPPORTING THE WHEATON TRANSACTION

AND REJECTING THE GLAMIS OFFER

      In making their recommendations, the Special Committee and Board of Directors carefully considered a number of factors and identified the following as being the most relevant:

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

Financial Considerations

The Wheaton Transaction is highly accretive on key valuation metrics

•	The Wheaton Transaction is highly accretive to Goldcorp Shareholders on an earnings per share, cash flow per share and on a net asset value basis.

•	Conversely, the Glamis Offer would be dilutive to Goldcorp Shareholders on each one of those valuation metrics.

•	In particular, the Glamis Offer would result in significant annual depreciation and depletion expenses that would substantially depress Glamis’s earnings for the foreseeable future.

•	New Goldcorp will be a million-ounce gold producer that immediately provides the Goldcorp Shareholders with enhanced earnings and cash flow and a strong financial position.

Greater potential value upside in New Goldcorp share price

•	Wheaton’s relatively low trading multiples make it an attractive acquisition opportunity for Goldcorp, with substantial potential share price appreciation for New Goldcorp.

•	Glamis trades at some of the highest valuation multiples in the gold sector, presenting significant risk to Goldcorp Shareholders if Glamis is unable to maintain its current multiples.

•	New Goldcorp’s copper revenues of 19% of projected 2006 total revenue are comparable to projected 2006 base metal revenue percentages for Newmont (11%), Placer Dome (20%) and Agnico-Eagle (40%), each of which attract premium gold valuation multiples.

New Goldcorp will have a much stronger financial position than under the Glamis Offer, positioning New Goldcorp for future growth

•	Wheaton has a significantly stronger balance sheet than Glamis. Wheaton has over $400 million of cash and listed securities (pro forma its interest in Silver Wheaton), compared to only $22 million for Glamis as at September 30, 2004.

•	New Goldcorp will have almost $1 billion of cash, listed securities (pro forma its interest in Silver Wheaton) and bullion and will be debt free. This strong financial position, together with Wheaton’s undrawn $300 million line of credit, will provide New Goldcorp with a strong platform for future growth.

New Goldcorp will have significantly enhanced trading liquidity

•	The Wheaton Transaction will create a world-class gold company that will be significantly larger than existing intermediate gold companies and provide investors with an alternative to the existing senior gold producers. If historical trading volumes are maintained, New Goldcorp is expected to have greater trading volume than a combined Glamis and Goldcorp.

Business Risk Considerations

New Goldcorp has a lower risk profile

•	New Goldcorp will be the world’s lowest cost million-ounce gold producer with projected 2005 production costs under $60 per ounce (net of by-product copper credits), which is approximately half those that would result from a Glamis transaction.

•	New Goldcorp will have significantly greater current gold production than under a Glamis transaction, diminishing the reliance on future exploration and development projects.

•	The value for Goldcorp Shareholders under the Glamis Offer depends on Glamis’s ability to implement future development and operating plans at their development properties and achieve future operating results, and is therefore subject to risk.

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

Management Considerations

New Goldcorp will have an outstanding and proven management team

•	Robert McEwen will continue as Chairman of New Goldcorp. During Mr. McEwen’s tenure as Chairman and Chief Executive Officer, Goldcorp’s share price has appreciated by approximately 850%. Mr. McEwen has indicated he will sell his shares should the Glamis Offer be successful.

•	Ian Telfer will be the Chief Executive Officer of New Goldcorp. He has a strong track record of accretive acquisitions and enhancing shareholder value. One of the most successful investments has been the purchase of an interest in the Alumbrera mine in Argentina, where dividends paid to Wheaton for the first nine months of 2004 exceeded all of Glamis’s revenue for the same period. During Mr. Telfer’s tenure as Chief Executive Officer, Wheaton’s share price has appreciated by over 530%.

•	Wheaton has significant underground mine operating expertise, currently operating two underground mines at Luismin and Peak. Wheaton has successfully increased production and significantly lowered costs at these underground mines. In contrast, Glamis does not currently have any underground mine operations.

•	Russell Barwick, Wheaton’s current Chief Operating Officer, will be Chief Operating Officer of New Goldcorp. Mr. Barwick has extensive underground mining experience, including 20 years at Placer Dome, and is positioned to achieve operating synergies with Placer Dome’s Campbell mine that is adjacent to Goldcorp’s Red Lake mine.

New Goldcorp management has consistently met or exceeded expectations

•	Wheaton has consistently met or exceeded its own and the market’s expectations for operating performance while Glamis’s recent track record is mixed.

•	As an example, approximately one month after providing guidance for its El Sauzal mine, Glamis lowered its estimate by 29%. In 2004, Glamis’s actual production underperformed its forecast by 12%.

The Glamis Offer is inadequate

      The Glamis Offer is inadequate from a financial point of view to Goldcorp Shareholders. This determination is based upon, among others, the following factors:

•	An assessment of the actual premium available to Goldcorp Shareholders under the Glamis Offer, and how the premium may differ from the nominal or announced premium at the time the offer was made;

•	For example, based on Glamis’s closing share price on the NYSE on January 19, 2005, using a 0.89 exchange ratio, the effective premium to Goldcorp Shareholders had eroded to 4.9% relative to the closing share price of Goldcorp Shares on the NYSE on December 15, 2004, the day prior to Glamis’s announcement of its intention to make an offer for Goldcorp. This current implied premium of 4.9% compares to a 22.6% premium referred to by Glamis in its press release dated December 16, 2004 announcing its intention to make the Glamis Offer;

•	Effective premiums in other unsolicited offers in the gold industry suggest a higher effective premium would be more appropriate than that currently implied by the Glamis Offer;

•	The Glamis Offer consists of all stock, and any decline in Glamis’s market capitalization, or, if the Glamis Offer were successful, a decline in the combined company’s valuation multiples, could result in a reduction in the value of the Glamis Offer to Goldcorp Shareholders;

•	The appropriateness of a 0.89 exchange ratio in relation to an historic exchange ratio comparison of the Glamis and Goldcorp stock prices and the relative financial contribution of Glamis versus Goldcorp to the combined Glamis/ Goldcorp; and

•	The Morgan Stanley Opinion to the Special Committee that, as of January 19, 2005 and subject to and based upon the considerations, assumptions and limitations set forth in its written opinion, the 0.89 of a Glamis Share

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

offered for each Goldcorp Share pursuant to the Glamis Offer was inadequate from a financial point of view to holders of Goldcorp Shares (other than Glamis and its affiliates). The full text of the Morgan Stanley Opinion is attached hereto as Schedule A and is incorporated by reference herein. Goldcorp Shareholders are urged to read such opinion in its entirety.

      The members of the Special Committee and the Board of Directors evaluated the Glamis Offer in light of their knowledge of the business, financial condition and prospects of Goldcorp and the advice of their legal and financial advisors. In view of the variety of factors and the amount of information considered, the Special Committee and the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to quantify, rank or otherwise assign relative weights to the factors set forth above. In considering the factors set forth above, individual directors may have considered their relative importance differently.

BACKGROUND OF THE GLAMIS OFFER AND THE WHEATON TRANSACTION

      The Glamis Bid Circular, at pages 34 to 40 under the heading “Background to the Offer”, contains a detailed description of Glamis’s version of discussions and communications that purportedly took place between representatives of Goldcorp and Glamis during the period from November 2003 to November 2004. Goldcorp does not accept the accuracy of the information in the Glamis Bid Circular. The information set out below contains additional information concerning Goldcorp’s communications with Glamis and also concerning the Wheaton Transaction.

      Over the past three years, Goldcorp’s management has actively monitored the gold mining industry and examined many companies to identify the best growth opportunities for Goldcorp. During this period, management carried out detailed due diligence on particular companies and situations to assess the attractiveness of potential property purchases, corporate mergers, sales and take-overs.

      As the gold industry continues to consolidate, it has become commonplace for heads of companies to have exploratory discussions about possible combinations. Goldcorp was no different, although its standards were higher than most particularly relating to future profitability, return on investment and the timing of a potential transaction.

      The recent public announcement that Mr. Robert McEwen, Chairman and Chief Executive Officer of Goldcorp, has decided to step down as Chief Executive Officer and the need to hire a new Chief Executive Officer adds another important element to Goldcorp’s corporate growth plan and strategy. It is regarded as essential by Goldcorp that the preferred candidate for Chief Executive Officer have a strong entrepreneurial background combined with industry expertise.

Discussions between Goldcorp and Glamis

      In November 2003, Mr. McEwen commenced discussions with Mr. C. Kevin McArthur, President and Chief Executive Officer of Glamis, regarding a possible transaction involving Goldcorp and Glamis. In December 2003, Goldcorp and Glamis entered into a confidentiality agreement and conducted due diligence investigations of each other.

      In February 2004, Goldcorp retained Rothschild Inc. (“Rothschild”) as its lead financial advisor to assist Goldcorp in reviewing its strategic options and to provide advice to it in respect of any possible transactions. Rothschild advised the Board of Directors that a potential transaction with Glamis on the terms contemplated at that time, which was assumed to be an “at market” merger of equals, was less attractive, from the perspective of the value creation potential than certain other potential alternative transactions then under consideration. Accordingly, after further consideration by the Board of Directors, Mr. McEwen advised Mr. McArthur that Goldcorp would not be proceeding further.

      Discussions between Glamis and Goldcorp ceased in the spring of 2004 without any formal proposal being made by either party.

      In July 2004, at a meeting between Glamis and Rothschild, the possibility of resuming discussions with Goldcorp was raised. Mr. McEwen instructed Rothschild to advise Glamis to make a proposal in the event that it was interested in resuming discussions with Goldcorp. Glamis made a proposal to Goldcorp in September 2004, which was revised in October 2004. Following receipt of the proposal from Glamis, the Board of Directors established a special committee

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

of independent directors (the “First Special Committee”) to review the proposal. The First Special Committee retained Ogilvy Renault as independent legal advisors and Rothschild as its independent financial advisors to advise it with respect to the proposal.

      The First Special Committee met with Glamis in early November 2004 to discuss the terms of a possible transaction involving Goldcorp and Glamis. On November 10, 2004, the First Special Committee, together with Rothschild who had advised the First Special Committee that the Glamis proposal, on balance, appeared reasonable, presented the terms of a proposed transaction with Glamis to the Board of Directors. As discussed below under the heading “The Wheaton Transaction”, at a subsequent meeting of the Board of Directors held on November 22, 2004, Rothschild expressed its view that, in comparing the Glamis proposal to a possible combination with Wheaton (the terms of which had not yet been negotiated), certain potential downside risks with respect to the purchase of Wheaton by Goldcorp at a premium were greater than with the acquisition of Goldcorp by Glamis at a premium. On November 22, 2004, in a split vote, the First Special Committee recommended to the Board of Directors that it accept the Glamis proposal. In a split vote, the Board of Directors did not approve the Glamis proposal.

      Glamis was advised that its proposal had not been accepted. The discussions and negotiations between Goldcorp and Glamis therefore terminated.

The Wheaton Transaction

      In September 2004, Goldcorp received an analysis prepared by GMP (subsequently retained by Goldcorp as its financial advisor and dealer manager for the Wheaton Transaction, the Glamis Offer or other strategic alternatives) in respect of a possible combination with Wheaton.

      On October 21, 2004, Mr. McEwen attended a Canadian Institute of Mining luncheon at which Mr. Ian Telfer, Chairman and Chief Executive Officer of Wheaton, made a presentation. Mr. McEwen left the luncheon with a new appreciation for Wheaton’s growing production profile, cash flow, exploration prospects, entrepreneurial success and the strong management capabilities and industry expertise of Mr. Telfer and Wheaton’s senior management team. These observations led to the idea that a combination of Goldcorp and Wheaton would create a very strong and attractive gold company with great growth prospects and address Goldcorp’s senior management needs.

      As a result, Goldcorp began exploring the possibility of a combination with Wheaton and asked GMP to provide an updated analysis of Wheaton. The updated analysis was circulated to the Board of Directors. Shortly thereafter, Mr. McEwen and Dr. Donald Quick, a member of the First Special Committee, met with senior management of Wheaton to discuss a possible transaction.

      Mr. Telfer made a presentation to the First Special Committee and also to the Board of Directors on November 22, 2004 regarding a possible combination of Goldcorp and Wheaton. In addition, Rothschild, the financial advisors to the First Special Committee, advised the Board of Directors that, among other things, a combination with Wheaton could be successfully marketed. Discussions between Goldcorp and Wheaton continued thereafter.

      On December 4, 2004, the Board of Directors met with representatives of GMP following which the Board of Directors voted to enter into an agreement in principle with Wheaton subject to, among other things, a due diligence review.

      On December 5, 2004, Mr. McEwen and Mr. Telfer, together with representatives from GMP and the legal advisors to Goldcorp and Wheaton, met in Toronto to negotiate the terms of an agreement in principle. As a result, Goldcorp and Wheaton entered an agreement in principle which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp Share for every four Wheaton Shares.

      On December 6, 2004, Goldcorp and Wheaton issued a joint press release announcing the proposed take-over bid transaction and Mr. McEwen and Mr. Telfer jointly held a conference call to discuss the proposed take-over bid transaction.

      At a meeting of the Board of Directors on December 22, 2004, subject to finalizing terms of the agreement, the Board of Directors unanimously approved entering into the Wheaton Transaction Agreement with Wheaton. The Board of Directors also unanimously determined that, for the purposes of the Wheaton Transaction Agreement and based on,

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

among other things, a fairness opinion of GMP, the proposed take-over bid by Glamis (referred to below) is not a Superior Proposal to the Wheaton Transaction.

      On December 29, 2004, Goldcorp mailed the Offer to Purchase to the Wheaton Shareholders.

      The Board of Directors approved the postponement of the Goldcorp Meeting to February 10, 2005 and the extension of the expiry time of the Offer to Purchase to 5:00 p.m. (Vancouver time) on February 14, 2005. Please see the section entitled “Supplemental Information — New Information Concerning the Goldcorp Meeting”.

The Glamis Offer

      On December 16, 2004, Glamis publicly announced its intention to make a take-over bid for Goldcorp in a press release. Glamis said that it intended to make the offer on the following terms and conditions:

•	each Goldcorp Shareholder will be offered 0.89 of a Glamis Share for each Goldcorp Share which values Goldcorp at $17.80 per Goldcorp Share and represents a premium of 22.6% based on the volume-weighted average trading price for both companies for the previous 30 trading days on the NYSE;

•	a minimum of 66 2/3% of Goldcorp Shares on a fully-diluted basis are tendered to the bid;

•	Goldcorp does not acquire or enter into any commitment to acquire shares or enter into any material agreement with Wheaton;

•	any Goldcorp offer or agreement with Wheaton must be conditional on the Glamis take-over bid not being successful and must be capable of being terminated by Goldcorp without payment or penalty if the Glamis take-over bid is successful; and

•	approval by a simple majority of Glamis Shares voted at a shareholders meeting.

      Not all of the foregoing conditions are part of the Glamis Offer.

      On December 16, 2004, legal counsel to Glamis also sent a letter to the Board of Directors expressing the view that Goldcorp Shareholders be permitted to tender their Goldcorp Shares to Glamis’s proposed bid. On December 20, 2004, a press release was issued by Glamis summarizing the contents of the letter to the Board of Directors.

      With the exception of a break fee that was part of Glamis’s prior proposal, the terms of the proposed bid are substantially the same as the proposal which was made by Glamis and not accepted by the Board of Directors on November 22, 2004.

      On December 17, 2004, Goldcorp issued a press release advising that, in the event a take-over bid circular is sent by Glamis to Goldcorp Shareholders, Goldcorp would review and evaluate the Glamis Offer.

      On January 7, 2005, Glamis launched the Glamis Offer and confirmed that the Glamis Bid Circular was mailed to Goldcorp Shareholders on January 7, 2005 by press release.

      On January 10, 2005, Goldcorp issued a press release advising that it had received notice of, and would review and evaluate, the Glamis Offer.

Consideration of the Wheaton Transaction by Goldcorp Shareholders

      In connection with the Wheaton Transaction, Goldcorp called a special meeting of its shareholders to be held on January 31, 2005 at which the Share Issue Resolution is to be considered and voted upon.

      On January 17, 2005, Glamis filed a dissident proxy circular with respect to the Goldcorp Meeting and announced by press release issued on the same date that the dissident proxy circular was mailed to the Goldcorp Shareholders on January 17, 2005.

      The Board of Directors has postponed the Goldcorp Meeting to 9:00 a.m. (Toronto time) on February 10, 2005 to allow Goldcorp Shareholders additional time to consider the Wheaton Transaction. The Board also approved the extension of the expiry time of the Offer to Purchase to 5:00 p.m. (Vancouver time) on February 14, 2005. Please see the section entitled “Supplemental Information — New Information Concerning the Goldcorp Meeting”.

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

SETTING THE RECORD STRAIGHT

      Goldcorp is taking this opportunity to correct a number of inaccuracies and misrepresentations in the Glamis Dissident Proxy Circular that was mailed to you by Glamis.

Restraints on Public Comment Imposed by Law

      In order to ensure that Goldcorp complies with applicable securities laws and that it fulfills its obligation to you, on January 14, 2005, Goldcorp issued a press release confirming that it would not be making public comment about the Glamis Offer until the completion of the Special Committee’s review of the Glamis Offer and following the Board of Directors’ formal response to the Glamis Offer. In that regard, prior statements made by Mr. McEwen, the third largest shareholder of Goldcorp, were made in his capacity as a shareholder and not on behalf of Goldcorp.

Mr. McEwen Sold Shares for Personal Estate Planning Purposes

      Mr. McEwen continues to be Goldcorp’s largest individual shareholder, owning 6,434,484 shares (3.39%) having a value of approximately $93 million based on the closing price of Goldcorp Shares on the NYSE on January 19, 2005. As has been publicly reported on several occasions, Mr. McEwen’s decision to sell Goldcorp Shares in December 2003 was made for personal estate planning purposes and in accordance with professional advice. The sale had nothing to do with anticipated changes in the price of gold.

Goldcorp Sold Gold Bullion as Part of its Successful Gold Withholding Program and to Save Tax — Goldcorp Shareholders Were Paid a Special Dividend as a Result

      To generate the greatest possible value to shareholders, Goldcorp sold bullion in the fourth quarter of 2003 as part of its planned gold withholding program and a strategic tax initiative. As a result of the withholding, Goldcorp made a significant profit and realized significant tax savings. Following the sale, in addition to the regular quarterly dividend paid to shareholders, Goldcorp also paid a special $0.10 dividend to shareholders in the first quarter of 2004. Goldcorp continued to withhold an aggregate of over 200,000 ounces of gold bullion during 2004 and hold approximately 221,000 ounces of gold at December 31, 2004. Glamis retains no gold bullion.

Mr. McEwen Had a New Appreciation for the Value of Wheaton in October 2004

      As a result of Mr. Telfer’s presentation at a luncheon in October 2004, Mr. McEwen found a new appreciation for Wheaton’s growing production profile, cash flow, exploration prospects, entrepreneurial success, industry expertise and Wheaton’s senior management team. See “Background to the Glamis Offer and the Wheaton Transaction — The Wheaton Transaction”. Those factors led him to believe that a combination with Wheaton would create a strong and attractive gold company with great growth prospects and address Goldcorp’s senior management needs.

Stock Options Granted to Mr. McEwen were Part of a Compensation Package Established in early 2002

      Mr. McEwen, with other employees, was granted stock options in September 2004. Mr. McEwen’s stock options were part of a compensation package which was set by Goldcorp’s Compensation Committee in April 2002 in recognition of the outstanding performance of Goldcorp for the three-year period prior to April 2002. The level of compensation was arrived at in consultation with an independent compensation consulting firm. The compensation package included the granting of stock options to Mr. McEwen in each of 2002, 2003 and 2004. Of the total options to be granted as compensation, 200,000 were to be granted in 2004. As a result of a 2-1 share split in 2002, the number of options granted in 2004 doubled to 400,000.

Exercise of Discretion under the Stock Option Plan

      Goldcorp’s stock option plan (the “Plan”) expressly provides for a grant term of up to 10 years and permits the Compensation Committee to determine the option period for each grant of options. In the event of a termination of ’participants in the plan, the Compensation Committee has the authority under the Plan to permit participants to exercise their options within the original grant term in the event of a change of control transaction. To ensure that all Goldcorp employees are treated fairly and equally, the Board of Directors exercised its discretion under the Plan to permit all participants in the Plan, including Mr. McEwen, to exercise their options within the original term of the option grant. No other approval for this administrative action is required under the Plan.

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

ACTIONS OF THE BOARD OF DIRECTORS AND THE SPECIAL COMMITTEE

IN RESPONSE TO THE GLAMIS OFFER

      The Board of Directors met on January 7, 2005 to, in part, determine an appropriate course of action in light of the Glamis Offer.

Appointment of the Special Committee

      At a meeting on January 7, 2005, the Board of Directors decided that it would be appropriate to reconstitute a special committee (the “Special Committee”) of directors who are independent of Goldcorp management.

      The Board of Directors appointed Michael Stein (Chair), Ronald Goldsack, James Hutch and Dr. Donald Quick as members of the Special Committee. The mandate of the Special Committee is to:

(a)	consider the Glamis Offer and any other proposed corporate transaction involving Goldcorp, including any proposed take-over bid, business combination or merger transaction (a “Transaction”);

(b)	make recommendations to the Board of Directors concerning each Transaction, provided that the Special Committee had no mandate to renegotiate the terms of any Transaction without further specific authorization from the Board of Directors;

(c)	retain and instruct financial and legal advisors and to negotiate fees and determine the communication protocol with these advisors; and

(d)	determine the communication protocol of members of the Special Committee with management of Goldcorp and with third parties.

      In fulfilling its mandate, the Special Committee is authorized to:

(a)	engage, at the expense of Goldcorp, such professional advisors as the Special Committee considered appropriate, including financial and legal advisors; and

(b)	request management of Goldcorp to provide information to the Special Committee and its professional advisors.

      The Special Committee is empowered to establish rules and procedures relating to the conduct of its business.

      In accordance with the by-laws of Goldcorp, the members of the Special Committee were each paid a retainer of $15,000 (with the Chair of the Special Committee receiving an additional $5,000) and a payment of $1,000 per meeting as compensation for their services as members of a committee of the Board of Directors and they were also reimbursed for their reasonable expenses.

Selection of Legal and Financial Advisers

      The Special Committee engaged Morgan Stanley as its financial advisor to supplement the advice provided by Goldcorp’s financial advisors. The Special Committee retained Torys LLP as its counsel, with Ogilvy Renault providing advice to the independent directors, separate from the deliberations of the Special Committee.

      The Special Committee considered with its legal advisors the background of each member, including business and personal relationships with Goldcorp, Wheaton, Glamis and their respective management teams and significant shareholders (the “Parties”), and concluded that each member (including his affiliates and associates) was independent from each of the Parties for the Special Committee’s purposes. The Special Committee also determined that, given the extensive technical and business backgrounds of its members, it had sufficient expertise to carry out its mandate.

Actions of the Special Committee

      Immediately after the appointment of the Special Committee, its members met to discuss the selection of an independent financial advisor. The Special Committee requested proposals from a number of highly qualified advisers, met with each of them and selected Morgan Stanley as its financial adviser.

      On January 11, 2005, the Special Committee agreed to retain Morgan Stanley as its financial advisor to assist the Special Committee in its evaluation of the Glamis Offer and Wheaton Transaction. Information available to Goldcorp

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REJECT THE GLAMIS OFFER

regarding Goldcorp, Wheaton and Glamis, was made available to Morgan Stanley by Goldcorp’s management. In conducting its analysis and review, Morgan Stanley also consulted with Goldcorp senior management.

      At a meeting held on January 14, 2005, the Special Committee met with Morgan Stanley and the Special Committee’s legal advisors to discuss the Special Committee’s role and schedule of activities.

      At a meeting held on January 17, 2005, Morgan Stanley discussed with the Special Committee its preliminary analysis and various financial and strategic issues regarding the Glamis Offer and the Wheaton Transaction. The Special Committee also received advice from its legal advisors regarding its obligations and the interaction of the Glamis Offer and the Wheaton Transaction.

      At a meeting held on January 19, 2005, Morgan Stanley provided the Special Committee with an update of its analysis. The members of the Special Committee discussed Morgan Stanley’s advice. At a later meeting, also on January 19, 2005, the Special Committee met with its financial and legal advisors. At that meeting, Morgan Stanley rendered its opinion, a copy of which is set out in Schedule A, to the effect that, as of January 19, 2005 and subject to and based upon the considerations, assumptions and other limitations set forth in the Morgan Stanley Opinion, the exchange ratio pursuant to the Glamis Offer is inadequate from a financial point of view to the holders of Goldcorp Shares (other than Glamis and its affiliates).

      After a full discussion, the Special Committee resolved to recommend that the Board of Directors recommend that Goldcorp Shareholders reject the Glamis Offer.

      At a subsequent meeting on January 20, 2005, the Special Committee reviewed and approved the contents of this Directors’ Circular, the postponement of the Goldcorp Meeting to February 10, 2005 and the extension of Goldcorp’s offer for Wheaton to February 14, 2005.

      Two of the members of the Special Committee had previously abstained from making a recommendation to Goldcorp Shareholders to vote in favour of approving the Wheaton Transaction at the Goldcorp Meeting. Since that date, those committee members have received the benefit of further information and additional financial advice, including among other things, the Morgan Stanley Opinion. Both those members have concluded that they now agree with the decision of the Board of Directors to support the Wheaton Transaction. Accordingly, the Special Committee’s recommendation to the Board to support the Wheaton Transaction was unanimous. One member has abstained from the Special Committee’s recommendation to reject the Glamis Offer, because he believes that both transactions have merit. Accordingly, the Special Committee’s recommendation to reject the Glamis Offer was approved by all 3 of the members who voted, with one abstention.

      That abstaining member of the Special Committee and another director have also abstained from the recommendation of the Board of Directors to the Goldcorp Shareholders to reject the Glamis Offer for the same reason, but voted to support the Wheaton Transaction and to recommend that Goldcorp Shareholders do so by adopting the Share Issue Resolution.

Morgan Stanley Opinion

      In connection with the Special Committee’s consideration of the Glamis Offer, the Special Committee received financial advice from Morgan Stanley.

      Morgan Stanley has provided its opinion to the effect that, as of January 19, 2005 and subject to and based upon the considerations, assumptions and other limitations set forth in the Morgan Stanley Opinion, the 0.89 of a Glamis Share offered for each Goldcorp Share, pursuant to the Glamis Bid Circular was inadequate from a financial point of view to the holders of Goldcorp Shares (other than Glamis and its affiliates).

      The complete text of the Morgan Stanley Opinion, which sets forth the assumptions made, matters considered and limitations on its review, is included in Schedule A to this Directors’ Circular. The Morgan Stanley Opinion addresses only whether the Glamis Offer is inadequate from a financial point of view and is not and should not be construed as valuations of Goldcorp, Wheaton or Glamis or any of their respective assets or securities. In addition, the Morgan Stanley Opinion does not address the Wheaton Transaction nor does it address the merits of the Glamis Offer relative to the Wheaton Transaction, any other alternative business combination transaction or other alternatives or whether

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REJECT THE GLAMIS OFFER

such alternatives could be achieved. The Morgan Stanley Opinion is not intended to be and does not constitute a recommendation to any Goldcorp Shareholder as to whether to tender Goldcorp Shares to the Glamis Offer or whether to vote in favour of the Wheaton Transaction. Goldcorp Shareholders are urged to, and should, read the Morgan Stanley Opinion in its entirety.

CONFIDENTIALITY AGREEMENT WITH GLAMIS

      Goldcorp and Glamis entered into a confidentiality agreement dated December 10, 2003 (the “Glamis Confidentiality Agreement”) pursuant to which both parties agreed, for a period of one year from the date of such agreement, to hold confidential, subject to certain exceptions, all information of the other party made available to it and its representatives in connection with the consideration of a possible business combination involving Goldcorp and Glamis.

TRANSACTION AGREEMENT WITH WHEATON

Wheaton Transaction Agreement

      The Wheaton Transaction Agreement dated December 23, 2004 between Goldcorp and Wheaton sets forth, among other things, the terms and conditions of the Wheaton Transaction. The following is a summary of the principal terms of the Wheaton Transaction Agreement. A copy of the Wheaton Transaction Agreement can be obtained free of charge on SEDAR and on the SEC’s website at http://www.sec.gov.

Conditions of the Offer

      The Offer to Purchase is subject to the following conditions:

(a)	there shall have been properly deposited under the Offer to Purchase and not withdrawn at the Expiry Time (as defined in the Wheaton Transaction Agreement) at least 66 2/3% of the Wheaton Shares outstanding at the time Wheaton Shares are taken up under the Offer to Purchase (the “Minimum Tender Condition”);

(b)	the issuance by Goldcorp of Goldcorp Shares pursuant to the Offer to Purchase and the Subsequent Acquisition Transaction shall have been approved by a majority of votes cast by the Goldcorp Shareholders, present in person or represented by proxy at the special meeting of the Goldcorp Shareholders called to consider an ordinary resolution to approve such issuance of Goldcorp Shares;

(c)	the board of directors of Wheaton shall have unanimously recommended that Wheaton Shareholders tender their Wheaton Shares to the Offer to Purchase, and not withdrawn such recommendation;

(d)	the Wheaton Transaction Agreement shall not have been terminated by Wheaton or by Goldcorp in accordance with its terms;

(e)	all necessary orders, authorizations or consents shall have been obtained under the Securities Laws in respect of the issuance of the Goldcorp Shares pursuant to the Offer to Purchase and a registration statement relating to such Goldcorp Shares to be issued pursuant to the Offer to Purchase shall have become effective under the U.S. Securities Act and no stop order relating to such registration statement shall be in effect;

(f)	the Offerors shall have received waivers relating to any change of control provisions in any note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument or obligation to which Wheaton or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound, except such waivers, the absence of which, would not, in the aggregate, have a Material Adverse Effect (as defined in the Wheaton Transaction Agreement) on Wheaton and its subsidiaries, on a consolidated basis;

(g)	there shall not be in effect as of the Expiry Time, as it may be extended, any temporary restraining order, preliminary or permanent injunction, statute, rule, regulation, order or decree enacted, entered, promulgated, issued or enforced by any court, administrative agency or commission or other governmental authority or

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

instrumentality which challenges, prohibits, restricts or makes illegal the consummation of any or all of the Offer to Purchase or the Subsequent Acquisition Transaction;

(h)	there shall not be pending or threatened any suit, action or proceeding by any court, administrative agency or commission or other governmental authority or instrumentality:

(i)	seeking to restrain or prohibit the completion of the Offer to Purchase or seeking to obtain from the Offerors or Wheaton or their respective subsidiaries any damages that are material in relation to Wheaton and the Offerors and their subsidiaries, considered as a whole;

(ii)	seeking to prohibit or limit the ownership, control or operation by the Offerors or any of their subsidiaries of any portion of the business or assets of Wheaton or the Offerors or any of their respective subsidiaries that is material in relation to Wheaton and the Offerors and their subsidiaries, considered as a whole, or to compel Wheaton or the Offerors or any of their respective subsidiaries to dispose of or hold separate any portion of the business or assets of Wheaton or the Offerors or any of their respective subsidiaries that is material in relation to Wheaton and the Offerors and their subsidiaries, considered as a whole; or

(iii)	which otherwise is reasonably likely to have a Material Adverse Effect on the Offerors and Wheaton and their subsidiaries, considered as a whole;

(i)	there shall not have occurred after the date of the Offer to Purchase any Material Adverse Change (as defined in the Wheaton Transaction Agreement) of Wheaton; and

(j)	the Offerors shall have obtained or received all approvals, consents or confirmations sought by the Offerors or required to be obtained or received from any administrative agency or commission or other governmental authority or instrumentality in connection with the Offer to Purchase under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (Australia) and in Brazil, Argentina and Mexico; and the Commissioner (as defined in the Offer to Purchase) shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act (Canada) or, alternatively, any applicable waiting period related to merger pre-notification under Part IX of the Competition Act (Canada) shall have expired and the Commissioner shall have advised (which advice will not have been rescinded or amended), to the satisfaction of the Offerors, in their reasonable judgment, that the Commissioner does not intend to oppose the acquisition contemplated by the Offer to Purchase if such advice is considered by the Offerors, in their reasonable judgment, to be desirable.

Waivers of Conditions

      The Wheaton Transaction Agreement provides that the Offerors will not amend or vary the terms and conditions of the Offer to Purchase, except to increase the value of the consideration payable thereunder or to extend the Expiry Time, from time to time, to a date not later than: (i) 120 calendar days after the date of the Offer to Purchase in the event that any of the conditions in paragraphs (e), (f), (g), (i) or (j) under “— Conditions of the Offer” above have not been satisfied or waived by the Offerors or if an Alternative Transaction has been proposed and is continuing; and (ii) in any other case, 60 calendar days after the date of the Offer to Purchase. However, the Offerors may waive any one or more of the conditions of the Offer to Purchase, in their sole discretion, except the Minimum Tender Condition. The Minimum Tender Condition may be waived by the Offerors only with the prior written consent of Wheaton.

Management and Directors

      If the Minimum Tender Condition is satisfied and the Offerors take up and pay for Wheaton Shares under the Offer to Purchase, Goldcorp and Wheaton will use all reasonable efforts to cause their respective boards of directors to pass such resolutions and to take such other actions as may be required in order that: (i) the number of directors of Goldcorp will be increased to ten, with five directors of Goldcorp to be nominated by Ian Telfer, on behalf of Wheaton, remaining as directors of Goldcorp and five current directors of Wheaton nominated by Robert McEwen, on behalf of Goldcorp, becoming directors of Goldcorp; (ii) Ian Telfer will become a director of Goldcorp and will be appointed as Chief Executive Officer of Goldcorp; (iii) Robert McEwen will remain as a director and the Chair of Goldcorp; and

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REJECT THE GLAMIS OFFER

(iv) all of the directors of Wheaton will be replaced by nominees of Goldcorp to be determined by the board of directors of Goldcorp following the appointments referred to in (i) above.

Subsequent Acquisition Transaction

      If the Minimum Tender Consideration is satisfied and the Offerors take up and pay for Wheaton Shares under the Offer to Purchase, Goldcorp and Wheaton shall take all necessary steps to proceed with, as soon as practicable and in any event within 120 days following the Expiry Time, the Subsequent Acquisition Transaction so that Goldcorp may thereby acquire all of the Wheaton Shares that were not acquired by the Offerors under the Offer to Purchase. The consideration offered under the Subsequent Acquisition Transaction will be at least equal in value to and in the same form as the consideration offered under the Offer to Purchase.

Treatment of Wheaton Options and Wheaton Warrants

      The Wheaton Transaction Agreement contains provisions relating to the treatment of Wheaton Options and Wheaton Warrants, as set out below.

(a)	No offer shall be made by the Offerors for Wheaton Options. Subject to obtaining all necessary regulatory and shareholder approvals, the board of directors of Wheaton may take the necessary actions to provide that (i) each Wheaton Option holder, other than the directors of Wheaton or the senior officers of Wheaton, may, at his or her option, request that Wheaton fund the exercise price payable by such option holder against receipt of a written direction to repay the amount of such funding from the proceeds of the sale by the depositary for the Wheaton Transaction (or such other person as Wheaton and Goldcorp may agree) for and on behalf of such option holders of such number of Goldcorp Shares to be received by such holder for the Wheaton Shares tendered to the Offer to Purchase pursuant to the exercise of his or her options that is sufficient to repay the amount of such funding, or (ii) each Wheaton Option holder may, at his or her option, in the case of Wheaton Option holders other than the directors of Wheaton or the senior officers of Wheaton, or shall, in the case of Wheaton Option holders who are directors of Wheaton or senior officers of Wheaton, receive upon the exercise of such options after a Subsequent Acquisition Transaction in accordance with the terms of such options, and shall accept in lieu of the number of Wheaton Shares otherwise issuable upon such exercise, the number of Goldcorp Shares (rounded down to the nearest whole number) which such holder would have been entitled to receive as a result of the Offer to Purchase, if such holder had been the registered holder of the number of Wheaton Shares to which such holder was entitled upon such exercise immediately prior to the effective time of a Subsequent Acquisition Transaction. Any such action shall be conditional upon the take up of Wheaton Shares under the Offer to Purchase.

(b)	No offer shall be made by the Offerors for Wheaton Warrants. Upon the exercise of any such warrants after a Subsequent Acquisition Transaction, the holder of any such Wheaton Warrants shall receive, in lieu of the number of Wheaton Shares otherwise issuable upon such exercise, that number of Goldcorp Shares (rounded down to the nearest whole number) which such holder would have been entitled to receive as a result of the Offer to Purchase, if such holder had been the registered holder of the number of Wheaton Shares to which such holder was entitled upon such exercise immediately prior to the effective time of a Subsequent Acquisition Transaction.

(c)	Goldcorp shall take all necessary steps (including seeking all necessary regulatory and shareholder approvals and executing assumption agreements) to ensure that all Wheaton Options (both vested and unvested) and Wheaton Warrants outstanding immediately prior to the effective time of a Subsequent Acquisition Transaction will, as a result of the amalgamation to take place to effect such Subsequent Acquisition Transaction, subject to receipt of such regulatory and shareholder approvals, become securities of Goldcorp exercisable to purchase Goldcorp Shares on the basis described in paragraphs (a) and (b) above and, in the case of the Wheaton Warrants, subject to applicable listing requirements, be listed and posted for trading on such stock exchanges as the Wheaton Warrants are listed and posted for trading on immediately prior to the effective time of such Subsequent Acquisition Transaction.

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

Representations, Warranties and Covenants of Goldcorp

      The Wheaton Transaction Agreement contains customary representations and warranties on the part of Goldcorp relating to, among other things: Goldcorp’s corporate status and reporting issuer status; Goldcorp’s capitalization; Goldcorp’s authority to enter into the Wheaton Transaction Agreement; and the approval of the Board of Directors of the Offer to Purchase. The representations and warranties also address various matters relating to the business, operations and properties of Goldcorp and its subsidiaries including: material contracts; the absence of any Material Adverse Changes; pension and employment matters; the accuracy of Goldcorp’s financial statements, corporate records and minute books; the absence of undisclosed litigation that would have a Material Adverse Effect; assurances relating to title to properties and the condition of assets; insurance; environmental matters; tax matters; intellectual property; and compliance with applicable laws.

      The Wheaton Transaction Agreement also contains customary negative and positive covenants by Goldcorp. Goldcorp has agreed to conduct its business in the ordinary course consistent with past practice unless otherwise permitted under the Wheaton Transaction Agreement.

Representations, Warranties and Covenants of Wheaton

      The Wheaton Transaction Agreement contains customary representations and warranties of Wheaton relating to, among other things: Wheaton’s corporate status and reporting issuer status; Wheaton’s capitalization; Wheaton’s authority to enter into the Wheaton Transaction Agreement; and the approval of the board of directors of Wheaton of its recommendation regarding the Offer to Purchase. The representations and warranties also address various matters relating to the business, operations and properties of Wheaton and its subsidiaries including: material contracts; the absence of any Material Adverse Changes; pension and employment matters; the accuracy of Wheaton’s financial statements, corporate records and minute books; the absence of undisclosed litigation that would have a Material Adverse Effect; assurances relating to title to properties and the condition of assets; insurance; environmental matters; tax matters; intellectual property; and compliance with applicable laws.

      Furthermore, Wheaton has covenanted to carry on business only in the usual course consistent with past practice unless Goldcorp otherwise agrees in writing or as otherwise permitted or contemplated in the Wheaton Transaction Agreement.

Goldcorp Shareholder Meeting

      Goldcorp has agreed to convene a special meeting of its shareholders by February 10, 2005 for the purpose of considering an ordinary resolution to approve the issuance by Goldcorp of the Goldcorp Shares pursuant to the Offer to Purchase and the Subsequent Acquisition Transaction. In connection therewith, Goldcorp must prepare a management information circular in accordance with Securities Laws, and send it to the shareholders of Goldcorp and file it with the applicable securities regulatory authorities in accordance with Securities Laws. The resolution must be passed by at least a majority of the Goldcorp Shares voted on the resolution at the meeting.

No Solicitation

      Each of Wheaton and Goldcorp has agreed that it will not, directly or indirectly, (i) solicit, initiate, encourage or facilitate (including by way of furnishing non-public information) any inquiries or proposals regarding any Alternative Transaction, (ii) participate in any discussions or negotiations regarding any Alternative Transaction, (iii) approve or recommend any Alternative Transaction, or (iv) accept, support or enter into any agreement, arrangement or understanding related to any Alternative Transaction. Each of Wheaton and Goldcorp has also agreed to (i) immediately cease and cause to be terminated all existing discussions or negotiations, directly or indirectly, with any person with respect to any Alternative Transaction, (ii) refrain from waiving or varying any terms or conditions of any confidentiality or non-disclosure or standstill agreement entered into prior to the date of the Wheaton Transaction Agreement between Wheaton and any person considering any Alternative Transaction and will immediately request the return (or the deletion from retrieval systems and data bases or the destruction) of all information provided by it, directly or indirectly, to any such person, (iii) in the case of Wheaton, promptly reaffirm its recommendation that

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REJECT THE GLAMIS OFFER

Wheaton Shareholders accept the Offer to Purchase after a determination by the board of directors of Wheaton that any Alternative Transaction that has been publicly disclosed is not a Superior Proposal, and (iv) in the case of Goldcorp, promptly recommend that Goldcorp’s shareholders not accept any Alternative Transaction that is publicly announced after a determination by the board of directors of Goldcorp that any such Alternative Transaction is not a Superior Proposal (and shall include such recommendation in any directors’ circular or other document sent to Goldcorp’s shareholders in response to any such Alternative Transaction).

      Notwithstanding the foregoing, the board of directors of Wheaton or Goldcorp may consider or participate in discussions and enter into confidentiality agreements or provide information regarding a bona fide Alternative Transaction that did not result from a breach of the terms of the Wheaton Transaction Agreement and is or could reasonably be expected to be a Superior Proposal. Prior to providing information to a third party proposing a Superior Proposal, Wheaton or Goldcorp, as applicable, must enter into a confidentiality agreement with such party containing terms at least as favourable to Wheaton or Goldcorp, as applicable, as those contained in the Wheaton Standstill and Confidentiality Agreement.

Notice of Alternative Transaction

      Each of Wheaton and Goldcorp must immediately notify the other, at first orally and then promptly in writing, of any Alternative Transaction that becomes known to it, or any amendment to any Alternative Transaction, or any request for information relating to it or any of its subsidiaries in connection with any Alternative Transaction or for access to the properties, books or records of it or any of its subsidiaries by any person that may be proposing, or has made a proposal for, any Alternative Transaction. Such notice shall include (i) a description of the material terms and conditions of such Alternative Transaction, (ii) the identity of the person making such Alternative Transaction, inquiry or contact, and (iii) such other details of such Alternative Transaction, inquiry, contact, discussions or negotiations as Goldcorp or Wheaton, as applicable, may reasonably request. Each of Wheaton and Goldcorp shall, upon request from the other, provide further notices of the status (including any change to the material terms) of any such Alternative Transaction or inquiry or contact.

Proceeding with a Superior Proposal

      Wheaton may accept, approve or recommend or enter into an agreement, understanding or arrangement to proceed with a Superior Proposal in respect of which there has been no breach of the terms of the Wheaton Transaction Agreement and withdraw, modify or change its recommendation concerning the Offer to Purchase in connection with a Superior Proposal, but only if:

(a)	Wheaton has provided Goldcorp with a copy of all documentation (including unexecuted final documentation) relating to the Superior Proposal (provided Goldcorp agrees to requirements as to the confidentiality to be afforded in respect of that Superior Proposal that the person proposing such Superior Proposal may reasonably request);

(b)	a period (the “Response Period”) of five business days shall have elapsed from the date on which Goldcorp received written notice from the board of directors of Wheaton that the board of directors of Wheaton determined to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal; and

(c)	the board of directors of Wheaton has considered any amendment to the terms of the Offer to Purchase that increases or modifies the consideration (or value of the consideration) to be received by the Wheaton Shareholders proposed by Goldcorp before the end of the Response Period and determined by formal resolution, in good faith, acting reasonably after consultation: (i) with its financial advisers, that the Superior Proposal is more favourable to Wheaton Shareholders from a financial point of view than the Offer to Purchase (with the amendments, if any, proposed by Goldcorp); and (ii) with its outside legal counsel, that the failure to enter into a binding agreement in respect of the Superior Proposal would be inconsistent with its fiduciary duties.

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

      Goldcorp may accept, approve or recommend or enter into an agreement, understanding or arrangement to proceed with a Superior Proposal in respect of which there has been no breach of the terms of the Wheaton Transaction Agreement, but only if:

(a)	Goldcorp has provided Wheaton with a copy of all documentation (including unexecuted final documentation) relating to the Superior Proposal (provided Wheaton agrees to requirements as to the confidentiality to be afforded in respect of that Superior Proposal that the person proposing such Superior Proposal may reasonably request); and

(b)	the Board of Directors has determined by formal resolution, in good faith, acting reasonably after consultation: (i) with its financial advisers, that the Superior Proposal is more favourable to Goldcorp from a financial point of view than the Offer to Purchase; and (ii) with its outside legal counsel, that the failure to enter into a binding agreement in respect of the Superior Proposal would be inconsistent with its fiduciary duties.

      Goldcorp represented and warranted that the Board of Directors has determined by formal resolution that the Glamis Offer is not a Superior Proposal and, accordingly, Goldcorp and Wheaton have agreed that the Glamis Offer is not a Superior Proposal for the purposes of the Wheaton Transaction Agreement.

Right to Match

      During the Response Period, Goldcorp will have the right, but not the obligation, to offer to amend the terms of the Offer to Purchase. The board of directors of Wheaton will review any such proposal by Goldcorp to amend the terms of the Offer to Purchase, including, without limitation, an increase in, or modification of, the consideration to be received by the Wheaton Shareholders (or value of such consideration), in good faith, acting reasonably in consultation with its financial advisers and outside legal counsel, to determine whether the Alternative Transaction to which Goldcorp is responding would be a Superior Proposal when assessed against the Offer to Purchase as it is proposed by Goldcorp to be amended. If the board of directors of Wheaton does not determine that the Alternative Transaction is a Superior Proposal, the board of directors of Wheaton will promptly reaffirm its recommendation of the Offer to Purchase (as so amended by Goldcorp).

Termination

      The Wheaton Transaction Agreement may be terminated, by written notice promptly given to the other party, at any time prior to the time the Offerors first take up and pay for Wheaton Shares under the Offer to Purchase:

(a)	by either Goldcorp or Wheaton, if the Offerors shall not have taken up and paid for Wheaton Shares under the Offer to Purchase on or before the date upon which the Expiry Time occurs, or Goldcorp or Wheaton, as applicable, shall have concluded, acting reasonably, that a condition to the Offer to Purchase is not capable of satisfaction on or before the Expiry Time (except where the Wheaton Transaction Agreement may be terminated under paragraph (i) below), unless the reason for the Offerors not so taking up and paying for the Wheaton Shares or for the relevant condition not being capable of satisfaction is due to the failure of the party seeking to terminate the Wheaton Transaction Agreement to perform any of the obligations under the Wheaton Transaction Agreement required to be performed by such party;

(b)	by Goldcorp, if the Offer to Purchase terminates or expires at the Expiry Time without the Offerors taking up and paying for any Wheaton Shares due to the non-satisfaction of any condition set forth in the Offer to Purchase that has not been waived, other than as a result of Goldcorp’s failure to perform any of its obligations under the Wheaton Transaction Agreement;

(c)	by either Goldcorp or Wheaton, if the board of directors of Wheaton shall withdraw, modify or change its recommendation concerning the Offer to Purchase to proceed with an Alternative Transaction in accordance with the Wheaton Transaction Agreement;

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

(d)	by Goldcorp, if the board of directors of Wheaton approves, recommends or accepts, or enters into any agreement, undertaking or arrangement in respect of, an Alternative Transaction;

(e)	by either Goldcorp or Wheaton, if the Board of Directors determines to accept, approve, recommend, or enter into an agreement, understanding or arrangement to proceed with a Superior Proposal;

(f)	by Wheaton, if the Board of Directors approves, recommends or accepts, or enters into any agreement, undertaking or arrangement in respect of an Alternative Transaction;

(g)	by either Goldcorp or Wheaton, if the other party shall not have complied or cannot comply in all material respects with such other party’s covenants and obligations under the Wheaton Transaction Agreement to be complied with at or prior to the Expiry Time, or if any of the representations and warranties of such other party under the Wheaton Transaction Agreement are not true and correct in all respects, in the case of representations and warranties qualified by materiality, and in all material respects in the case of all other representations and warranties;

(h)	by Wheaton, if there shall have occurred after the date of the Wheaton Transaction Agreement any Material Adverse Change of Goldcorp;

(i)	by either Goldcorp or Wheaton, if the shareholders of Goldcorp do not approve the issuance by Goldcorp of Goldcorp Shares pursuant to the Offer to Purchase and Subsequent Acquisition Transaction by at least a majority of the votes cast by the shareholders of Goldcorp, present in person or represented by proxy, at the Goldcorp Meeting; or

(j)	by either Goldcorp or Wheaton, if an Alternative Transaction in respect of the other party is completed.

Termination Fee

      The Wheaton Transaction Agreement provides that Wheaton is required to pay to Goldcorp a termination fee of $35 million if the Wheaton Transaction Agreement is terminated in the circumstances described in paragraphs (c) or (d) under “— Termination” above or if the board of directors of Wheaton fails to reaffirm its recommendation of the Offer to Purchase by press release within a reasonable time after the public announcement or commencement of any Alternative Transaction or on or after December 5, 2004 and prior to the Expiry Time, an Alternative Transaction in respect of Wheaton is publicly announced or any person has publicly announced an intention to make an Alternative Transaction and, such Alternative Transaction either has been accepted or has not expired, been withdrawn or been publicly abandoned, and (A) the Offer to Purchase is not completed as a result of the Minimum Tender Condition not having been met and (B) such Alternative Transaction is completed on or prior to September 30, 2005.

      The Wheaton Transaction Agreement provides that Goldcorp is required to pay to Wheaton a termination fee of $35 million if the Wheaton Transaction Agreement is terminated in the circumstances described in paragraphs (e), (f) or (i) under “— Termination” above or on or after December 5, 2004 and prior to the Expiry Time, an Alternative Transaction in respect of Goldcorp is publicly announced or any person has publicly announced an intention to make an Alternative Transaction, such Alternative Transaction either has been accepted or has not expired, been withdrawn or been publicly abandoned, and (A) the Offer to Purchase is not commenced or completed and (B) such Alternative Transaction is completed on or prior to September 30, 2005.

      In the event that the Wheaton Transaction Agreement is terminated as a result of a party’s failure to comply with its respective covenants and obligations under the Wheaton Transaction Agreement or as a result of a party’s representations and warranties under the Wheaton Transaction Agreement not being true and correct in all respects and the terminating party has complied with its covenants and obligations and its representations and warranties are true and correct, that party is required to pay to the terminating party a termination fee of $35 million.

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

Ancillary Agreements

      Goldcorp and Wheaton entered into a standstill and confidentiality agreement dated as of December 3, 2004 (the “Wheaton Standstill and Confidentiality Agreement”) pursuant to which both parties agreed, subject to certain exceptions, to hold confidential all information of the other party made available to it and its representatives in connection with the Offer to Purchase for a period of 18 months from the date of such agreement. In addition, the Wheaton Standstill and Confidentiality Agreement provides that for a period of 18 months commencing on the date of the Wheaton Standstill and Confidentiality Agreement, neither party will acquire securities of the other party without the consent of the other party, and neither party will solicit the employees of the other party with whom they have come into contact in connection with the making of the Offer to Purchase.

DIRECTORS AND SENIOR OFFICERS OF GOLDCORP AND OWNERSHIP OF SECURITIES

      The following table sets forth the names and positions with Goldcorp of each director and senior officer of Goldcorp and the number, designation and percentage of outstanding securities beneficially owned, directly or indirectly, or over which control or direction is exercised by each such person and, where known after reasonable enquiry, by their respective associates. No securities of Goldcorp are beneficially owned, directly or indirectly, or controlled by any person or company acting jointly or in concert with Goldcorp.

		Securities of Goldcorp Beneficially Owned
		Directly or Indirectly(1)

			Options to
			Acquire	Percentage of
		Goldcorp	Goldcorp	Options
Name	Position with Goldcorp	Shares(2)	Shares	Outstanding

Robert R. McEwen	Chairman and Chief Executive Officer	6,434,484	2,535,000	42%
David R. Beatty	Director	32,000	72,000	2%
Ronald M. Goldsack	Director	24,000	48,000	1%
Stuart R. Horne	Director	300,000	87,750	2%
James P. Hutch	Director	16,000	64,000	1%
Brian W. Jones	Director	5,000	56,000	1%
Donald R.M. Quick	Director	9,500	72,750	2%
Michael L. Stein	Director	20,000	135,000	3%
John A. Begeman	Vice President, Western Division	4,400	365,000	6%
Brad J. Boland	Vice President, Finance	5,000	142,200	3%
Gilles R. Filion	Vice President, Exploration	244,100	295,000	5%
Michael L. Hoffman	Vice President, Projects	NIL	119,500	2%
R. Gregory Laing	Vice President, Legal	NIL	105,000	2%
Perry Y. Ing	Corporate Controller	NIL	23,000	1%

(1)	The information as to Goldcorp Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of Goldcorp, has been furnished by the respective directors and senior officers.

(2)	The number of Goldcorp Shares indicated in the column represents, in each case, less than 1% of the outstanding Goldcorp Shares, other than the 6,434,484 Goldcorp Shares owned or controlled by Mr. McEwen, which represent approximately 3.39% of the outstanding Goldcorp Shares.

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

PRINCIPAL SHAREHOLDER OF GOLDCORP

      To the knowledge of the directors and senior officers of Goldcorp, after reasonable enquiry, the only person or company that beneficially owns, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of equity securities of Goldcorp is:

	Number of
Name and Address of Beneficial Owner(1)	Goldcorp Shares(1)	% of Class(2)

Fidelity(3)	27,259,994	14.35%
82 Devonshire Street Boston, MA 02109

(1)	Based upon public filings with securities regulatory authorities in Canada on SEDAR and with the SEC in the United States on EDGAR.

(2)	Calculated on the basis of 189,980,288 Goldcorp Shares outstanding as of January 19, 2005.

(3)	Comprised of Fidelity Management and Research Company, Fidelity Management Trust Company and certain other affiliates and associates of such companies.

     The directors and senior officers of Goldcorp have no knowledge of Fidelity’s intentions with respect to the Glamis Offer and they are not aware of Fidelity’s trading of Goldcorp Shares, ownership of Glamis Shares or of Fidelity’s relationship (if any) with Glamis, except for any such information included in Fidelity’s public filings with securities regulatory authorities in Canada on SEDAR and with the SEC in the United States on EDGAR.

INTENTION WITH RESPECT TO THE GLAMIS OFFER

      None of the directors or senior officers of Goldcorp has accepted or indicated an intention to accept the Glamis Offer. To the knowledge of the directors and senior officers of Goldcorp, after reasonable enquiry, no associate of any director or senior officer of Goldcorp or any person or company holding more than 10% of any class of equity securities of Goldcorp has accepted or indicated an intention to accept the Glamis Offer.

TRADING IN SECURITIES OF GOLDCORP

      During the six months preceding the date hereof, none of Goldcorp, any of its directors or senior officers or, to the knowledge of the directors and senior officers of Goldcorp, after reasonable enquiry, any associate of any director or senior officer of Goldcorp, any person or company (other than Fidelity) holding more than 10% of a class of equity securities of Goldcorp or any person or company acting jointly or in concert with Goldcorp has traded any securities or rights to acquire securities of Goldcorp, other than as indicated below and under the section entitled “Issuances of Securities of Goldcorp” below.

			Number of	Price per
			Goldcorp	Goldcorp
Name	Nature of Trade	Date of Trade	Shares	Share

				(C$)
James P. Hutch	Sale in Public Market	Sept. 15, 2004	1,000	$16.08
	Sale in Public Market	Sept. 15, 2004	2,800	$16.04
	Sale in Public Market	Sept. 9, 2004	300	$16.07
	Sale in Public Market	Sept. 9, 2004	2,000	$16.06
	Sale in Public Market	Sept. 9, 2004	2,400	$16.05
Michael L. Hoffman	Sale in Public Market	Sept. 24, 2004	1,500	$16.75

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

ISSUANCES OF SECURITIES OF GOLDCORP

      No Goldcorp Shares or securities convertible into Goldcorp Shares have been issued to the directors or senior officers of Goldcorp during the two years preceding the date hereof, other than as indicated below.

Issuances of Goldcorp Shares

		Number of
		Goldcorp	Price per
		Shares	Goldcorp
Name	Nature of Issue	Issued	Share	Date of Exercise	Date of Grant

			(C$)
Robert R. McEwen	Option exercise	1,340,000	$6.625	Dec. 16, 2003	Oct. 2, 1996
	Option exercise	1,680,000	$3.90	Dec. 16, 2003	Dec. 15, 1998
	Option exercise	840,000	$2.05	Dec. 16, 2003	Dec. 22, 1998
	Option exercise	1,000,000	$3.25	Dec. 16, 2003	Mar. 6, 2000
	Option exercise	331,667	$12.55	Dec. 16, 2003	Feb. 12, 2002
	Option exercise	333,333	$11.40	Dec. 16, 2003	July 29, 2002
David R. Beatty	Option exercise	36,000	$3.25	Nov. 20, 2003	Mar. 6, 2000
James P. Hutch	Option exercise	8,000	$12.55	Dec. 3, 2004	Feb. 12, 2002
Brian W. Jones	Option exercise	6,000	$3.25	Mar. 1, 2004	Mar. 6, 2000
	Option exercise	16,000	$12.55	Mar. 1, 2004	Feb. 12, 2002
Donald R.M. Quick	Option exercise	7,500	$2.05	Dec. 15, 2003	Dec. 22, 1998
	Option exercise	7,500	$2.05	Feb. 25, 2004	Dec. 22, 1998
John A. Begeman	Option exercise	20,000	$4.40	Oct. 27, 2003	Sept. 5, 1997
	Option exercise	30,000	$4.40	Dec. 23, 2003	Sept. 5, 1997
Brad J. Boland	Option exercise	20,000	$3.25	Sept. 4, 2003	Mar. 6, 2000
Gilles R. Filion	Option exercise	45,000	$3.90	Nov. 4, 2003	Dec. 15, 1998
	Option exercise	63,000	$3.90	Sept. 24, 2004	Dec. 15, 1998
	Option exercise	160,000	$3.25	Sept. 23, 2004	Mar. 6, 2000
Michael L. Hoffman	Option exercise	1,500	$12.71	Sept. 21, 2004	Mar. 5, 2002

Grants of Options to Acquire Goldcorp Shares

	Number of	Exercise
Grantee	Options Granted	Price	Date of Grant	Expiry Date

		(C$)
Robert R. McEwen	800,000	$17.50	August 19, 2003	August 19, 2013
	400,000	$16.87	September 23, 2004	September 23, 2014
David R. Beatty	24,000	$17.50	August 19, 2003	August 19, 2013
	24,000	$16.87	September 23, 2004	September 23, 2014
Ronald M. Goldsack	24,000	$17.50	August 19, 2003	August 19, 2013
	24,000	$16.87	September 23, 2004	September 23, 2014
Stuart R. Horne	24,000	$17.50	August 19, 2003	August 19, 2013
	24,000	$16.87	September 23, 2004	September 23, 2014
James P. Hutch	24,000	$17.50	August 19, 2003	August 19, 2013
	24,000	$16.87	September 23, 2004	September 23, 2014
Brian W. Jones	24,000	$17.50	August 19, 2003	August 19, 2013
	24,000	$16.87	September 23, 2004	September 23, 2014
Donald R.M. Quick	24,000	$17.50	August 19, 2003	August 19, 2013
	24,000	$16.87	September 23, 2004	September 23, 2014
Michael L. Stein	24,000	$17.50	August 19, 2003	August 19, 2013
	24,000	$16.87	September 23, 2004	September 23, 2014

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

	Number of	Exercise
Grantee	Options Granted	Price	Date of Grant	Expiry Date

		(C$)
John A. Begeman	36,000	$17.50	August 19, 2003	August 19, 2013
	36,000	$16.87	September 23, 2004	September 23, 2014
Brad J. Boland	60,000	$17.50	August 19, 2003	August 19, 2013
	40,200	$16.87	September 23, 2004	September 23, 2014
Gilles R. Filion	90,000	$17.50	August 19, 2003	August 19, 2013
	45,000	$16.87	September 23, 2004	September 23, 2014
Michael L. Hoffman	42,000	$17.50	August 19, 2003	August 19, 2013
	45,000	$16.87	September 23, 2004	September 23, 2014
Perry Y. Ing	12,500	$23.80	December 2, 2003	December 2, 2013
	10,500	$16.87	September 23, 2004	September 23, 2014
R. Gregory Laing	75,000	$19.46	October 16, 2003	October 16, 2013
	30,000	$16.87	September 23, 2004	September 23, 2014

OWNERSHIP OF SECURITIES OF GLAMIS

      None of Goldcorp, any of its directors or senior officers or, to the knowledge of the directors and senior officers of Goldcorp, after reasonable enquiry, any associate of any director or senior officer of Goldcorp, any person or company (other than Fidelity) holding more than 10% of any class of equity securities of Goldcorp or any person or company acting jointly or in concert with Goldcorp, beneficially owns, directly or indirectly, or exercises control or direction over, any outstanding securities of any class of securities of Glamis.

RELATIONSHIP BETWEEN GLAMIS, GOLDCORP AND DIRECTORS, SENIOR OFFICERS, AFFILIATES, SUBSIDIARIES AND SHAREHOLDERS OF GOLDCORP

      Except as disclosed in this Directors’ Circular, there are no existing or proposed contracts, arrangements or agreements (including any contracts, arrangements or agreements as to any payments or other benefits to be made or given by way of compensation for loss of office or as to the directors or senior officers of Goldcorp remaining or retiring from office if the Glamis Offer is successful) or any actual or potential conflicts of interest between Glamis or the affiliates it controls and Goldcorp, its subsidiaries and affiliates and their respective directors, senior officers and any of their respective associates. None of the directors or senior officers of Goldcorp is a director or officer of Glamis or any subsidiary of Glamis. None of the directors and senior officers of Goldcorp, their respective associates or, to the knowledge of the directors and senior officers of Goldcorp, after reasonable enquiry, any person or company holding more than 10% of any class of equity securities of Goldcorp has any interest in any material contract to which Glamis is a party.

      To the knowledge of the directors and senior officers of Goldcorp, no special contract, arrangement or understanding, formal or informal, has been made or proposed to be made between Glamis and any Goldcorp Shareholder with respect to the Glamis Offer.

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

AGREEMENTS BETWEEN GOLDCORP AND ITS DIRECTORS, SENIOR OFFICERS AND AFFILIATES

      Except as set forth below, no arrangements or agreements (including any arrangements or agreements as to any payments or other benefits to be made or given by way of compensation for loss of office or as to the directors or senior officers of Goldcorp remaining in or retiring from office if the Glamis Offer is successful) have been made or proposed to be made between Goldcorp and any of its directors, senior officers or affiliates.

Change of Control Agreements

      Goldcorp has change of control agreements with certain senior officers in order to induce them to remain in the employ of Goldcorp in the event of a “Change of Control” (as defined in the agreements). During 2004, the change of control agreement for Mr. McEwen was terminated and he is therefore not entitled to receive any severance payment after a Change of Control, including in circumstances where his employment is terminated after that Change of Control.

      In the event of a Change in Control, each change of control agreement provides that, among other things, if the applicable senior officer’s employment is terminated by Goldcorp such senior officer will be entitled to receive, among other things, an amount up to two times his annual salary and other remuneration. Goldcorp’s Compensation Committee has exercised its discretion under the Goldcorp Stock Option Plan to provide that, after a change of control (as defined in the Goldcorp Stock Option Plan) and a person’s employment is terminated, all issued and outstanding Goldcorp options granted to such person would expire in accordance with their original grant term.

Directors’ and Officers’ Liability Insurance

      Goldcorp, together with its related companies, maintains liability insurance for the benefit of Goldcorp, its related companies and their directors and officers, as a group. The amount of insurance purchased in 2004 was $35,000,000 (aggregate limit). The policy contains a deductible clause of $250,000 for Goldcorp and nil for each director or officer, on a per claim basis. In 2004, the aggregate insurance premium was $452,223 and did not distinguish between directors as a group or officers as a group.

Interests of Management and Others in Material Transactions

      As of January 19, 2005, no director or senior officer of Goldcorp, no security holder who is known to Goldcorp to own of record or beneficially hold more than 10% of Goldcorp Shares and no associate or affiliate of any such director, senior officer or security holder has had any material interest, direct or indirect, in any transaction since December 31, 2001 or in any proposed transaction which has materially affected or would materially affect Goldcorp or any of its subsidiaries, except as disclosed herein.

      Goldcorp is a party to a management services agreement (the “Management Services Agreement”) with Lexam Explorations Inc. (“Lexam”) pursuant to which Goldcorp provides technical, administrative and corporate management services to Lexam on a cost-recovery basis not to exceed $3,366 per month. Also pursuant to the Management Services Agreement, Goldcorp has agreed not to compete with Lexam for mining exploration opportunities within a radius of ten miles of the properties of Lexam for the term of the Management Services Agreement. In 2003, Lexam was invoiced $17,131 pursuant to the Management Services Agreement. The registered and executive offices of Lexam are located at the same address as the registered and executive offices of Goldcorp, Suite 2700, 145 King Street West, Toronto, Ontario M5H 1J8.

      Mr. Robert R. McEwen serves as Chairman and Chief Executive Officer and is a director of Lexam, Mr. Brad Boland serves as Vice President, Finance, Mr. Gilles Filion serves as Vice President, Exploration, Mr. R. Gregory Laing as Vice President, Legal and Mr. Perry Ing as Corporate Controller of Lexam.

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

Interests of Management and Others in the Wheaton Transaction

      For a description of the interests of certain directors and officers of each of Goldcorp and Wheaton in the Wheaton Transaction, please see the section entitled “Agreements with Wheaton — Wheaton Transaction Agreement — Management and Directors”.

MATERIAL CHANGES IN THE AFFAIRS OF GOLDCORP

      Except as otherwise described or referred to in this Directors’ Circular, no other information is known to the directors or senior officers of Goldcorp that indicates any material change in the affairs or prospects of Goldcorp since September 30, 2004.

PERSONS OR ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

      GMP and Bear Stearns were retained by Goldcorp as dealer managers in connection with the Wheaton Transaction and financial advisors in connection with the Wheaton Transaction and the Glamis Offer. Goldcorp has agreed to pay each of GMP and Bear Stearns customary and performance related fees for such services; to reimburse them for all expenses; and to indemnify them and certain related persons against certain liabilities, including liabilities under applicable Securities Laws, relating to or arising out of their respective engagements.

      Morgan Stanley was retained by the Special Committee as its independent financial advisor in connection with the Glamis Offer and the Wheaton Transaction. Goldcorp has agreed to pay Morgan Stanley customary fees for such services; to reimburse it for all expenses; and to indemnify it and certain related persons against certain liabilities, including liabilities under applicable Securities Laws, relating to or arising out of its engagement.

      Some or all of GMP, Bear Stearns and Morgan Stanley, and their respective affiliates, in the past have provided, and in the future may provide, investment banking and financial services to Goldcorp, Wheaton and Glamis, for which services they have received, and would expect to receive, compensation. In the ordinary course of business, each of GMP, Bear Stearns and Morgan Stanley and their respective affiliates may actively trade or hold securities of Goldcorp, Wheaton or Glamis for its own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      Goldcorp has retained Kingsdale as the Canadian information agent and proxy solicitation agent with respect to the Wheaton Transaction. Goldcorp has agreed to pay Kingsdale reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. Goldcorp has also agreed to indemnify Kingsdale against certain liabilities arising out of or in connection with its engagement. Kingsdale has also been retained by Goldcorp as the depositary for the Wheaton Transaction and will receive reasonable and customary compensation for its services relating to the Wheaton Transaction and will be reimbursed for certain out-of-pocket expenses in connection therewith. Goldcorp has agreed to indemnify Kingsdale against certain liabilities and expenses in connection with the Wheaton Transaction, including certain liabilities under the provincial Securities Laws of Canada.

      Goldcorp has retained Innisfree M&A Incorporated (“Innisfree”) as the U.S. information agent and proxy solicitation agent with respect to the Wheaton Transaction and the Glamis Offer. Goldcorp has agreed to pay Innisfree reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. Goldcorp has also agreed to indemnify Innisfree against certain liabilities arising out of or in connection with its engagement.

      Goldcorp has retained Brunswick Group LLC (“Brunswick”) as its public relations advisor with respect to the Wheaton Transaction and the Glamis Offer. Goldcorp has agreed to pay Brunswick reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. Goldcorp has agreed to indemnify Brunswick against certain liabilities arising out of or in connection with its engagement.

      Rothschild may be entitled to professional fees in certain circumstances.

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

      Except as set forth above, neither Goldcorp nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to holders of Goldcorp Shares concerning the Glamis Offer.

OTHER INFORMATION

      Except as disclosed in this Directors’ Circular, there is no information that is known to the directors and officers of Goldcorp that would reasonably be expected to affect the decision of the holders of Goldcorp Shares (or securities convertible into Goldcorp Shares) to accept or reject the Glamis Offer.

STATUTORY RIGHTS

      Securities legislation in certain of the provinces and territories of Canada provides Goldcorp Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Goldcorp Shareholders. However, such rights must be exercised within prescribed time limits. Goldcorp Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF THE DIRECTORS’ CIRCULAR

      The contents of this Directors’ Circular have been approved by the directors of Goldcorp and the delivery of this Directors’ Circular has been authorized by the directors of Goldcorp.

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

CERTIFICATE

DATED: January 20, 2005

      The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Glamis Offer within the meaning of the Securities Act (Québec).

On behalf of the Board of Directors

ROBERT R. MCEWEN	MICHAEL L. STEIN
Chairman and Chief Executive Officer	Director and Chair of the Special Committee

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

SUPPLEMENTAL INFORMATION IN RELATION TO

THE MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

       This document contains supplemental information to the Proxy Circular furnished in connection with the solicitation by and on behalf of Goldcorp management to be used at the Goldcorp Meeting scheduled to be held on January 31, 2005 and postponed until 9:00 a.m. (Toronto time) February 10, 2005. All capitalized words and terms not otherwise defined herein shall have the meanings ascribed to them in the Proxy Circular, Goldcorp Shareholders are encouraged to read the Proxy Circular and this supplemental information carefully and in their entirety.

NOTICE TO UNITED STATES SHAREHOLDERS

      This solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, such solicitation is made in the United States with respect to securities of Canadian foreign private issuers in accordance with Canadian corporate and securities laws and the Proxy Circular has been prepared in accordance with disclosure requirements applicable in Canada. Goldcorp Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act.

NEW INFORMATION CONCERNING THE GOLDCORP MEETING

Time, Date and Place

      The Goldcorp Meeting will be held on Thursday, February 10, 2005 at 9:00 a.m. (Toronto time) at the Windsor Ballroom, Le Royal Meridien, King Edward Hotel, 37 King Street East, Toronto, Ontario, Canada.

Record Date

      Goldcorp Shareholders of record at the close of business on Friday, December 31, 2004 are entitled to vote at the Goldcorp Meeting.

Matters to be Considered at the Goldcorp Meeting

      At the Goldcorp Meeting to be held on February 10, 2005, Goldcorp Shareholders will be asked to consider and vote upon the Share Issue Resolution and to transact such other business as may properly come before the Goldcorp Meeting or any adjournment or postponement thereof.

      The Board of Directors unanimously recommends that Goldcorp Shareholders vote IN FAVOUR of the Share Issue Resolution. Please see the section entitled “Directors’ Recommendations”.

      It is a condition of the completion of the Wheaton Transaction that the Share Issue Resolution be approved by a majority of the votes cast by the Goldcorp Shareholders at the Goldcorp Meeting.

RECENT DEVELOPMENTS

      As described elsewhere in detail in the Directors’ Circular, the Board of Directors recommends that Goldcorp Shareholders REJECT the Glamis Offer and NOT TENDER their Goldcorp Shares to the Glamis Offer. The Board of Directors also unanimously recommends that Goldcorp Shareholders vote IN FAVOUR of the Wheaton Transaction.

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

GENERAL PROXY INFORMATION

Solicitation of Proxies

      The information contained in this Directors’ Circular is furnished in connection with the solicitation by management and the directors of Goldcorp of proxies to be used at the Goldcorp Meeting to be held on February 10, 2005 at 9:00 a.m. (Toronto time) at the Windsor Ballroom, Le Royal Meridien, King Edward Hotel, 37 King Street East, Toronto, Ontario, Canada for the purposes set out in the Notice of Meeting dated December 31, 2004.

      It is expected that the solicitation of proxies for the Goldcorp Meeting will be made primarily by mail, however, directors, officers and employees of Goldcorp may also solicit proxies by telephone, telecopier or in person in respect of the Goldcorp Meeting. The solicitation of proxies for the Goldcorp Meeting is being made by or on behalf of the directors and management of Goldcorp and Goldcorp will bear the costs of the solicitation of proxies for the Goldcorp Meeting. In addition, Goldcorp will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of Goldcorp Shares.

      In connection with the solicitation of proxies, Goldcorp has retained Kingsdale to solicit proxies from Canadian Goldcorp Shareholders at an agreed cost of C$75,000, plus additional costs relating to telephone calls and out-of-pocket expenses. Goldcorp has also retained Innisfree M&A Incorporated to solicit proxies from U.S. Goldcorp Shareholders at an anticipated cost of $300,000, plus additional costs relating to telephone calls and out-of-pocket expenses.

      Any Goldcorp Shareholder who previously deposited a valid proxy or voting instructions for use at the January 31, 2005 Goldcorp Meeting and who does not wish to change his or her voting instructions need not take any further action, as proxies and voting instructions previously submitted in respect of the Goldcorp Meeting will continue to be valid. Any Goldcorp Shareholder who has not previously deposited a proxy or provided voting instructions, and any Goldcorp Shareholder who has deposited a proxy or voting instructions and wishes to revoke that proxy or change his or her voting instructions, may obtain advice and assistance in connection therewith by contacting Kingsdale Shareholder Services Inc. at its toll free number: 1-866-749-5464.

Voting by Proxies

Proxies Previously Deposited

      The form of proxy previously distributed with the December 31, 2004 Proxy Circular, if signed and delivered in accordance with the instructions provided in the Proxy Circular and the proxy, will be voted by the management representatives of Goldcorp designated in accordance with the instructions of the Goldcorp Shareholders as indicated on the proxy and, if the shareholder specified a choice with respect to any matter to be acted upon, the Goldcorp Shares represented by such proxy will be voted accordingly.

Registered Goldcorp Shareholders

      Enclosed with this supplemental information is a GREEN form of proxy to be used by registered Goldcorp Shareholders who have not previously deposited a proxy or who have previously deposited a proxy (either a management proxy or a blue Glamis proxy) but who wish to change their voting instructions or to revoke a proxy previously delivered in connection with the Goldcorp Meeting.

      In order to be valid in respect of the Goldcorp Meeting to be held on Thursday, February 10, 2005 at 9:00 a.m. (Toronto time), a proxy must be received by Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, by no later than 9:00 a.m. (Toronto time) on Tuesday, February 8, 2005 or in the event of an adjournment or postponement of the Goldcorp Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned Goldcorp Meeting.

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

      The persons named in the enclosed GREEN form of proxy are officers and/or directors of Goldcorp. A Goldcorp Shareholder may appoint a person (who need not be a Goldcorp Shareholder) other than the persons already named in the enclosed GREEN form of proxy to represent such Goldcorp Shareholder at the Goldcorp Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose.

      In order to be effective, a form of proxy must be executed by a Goldcorp Shareholder exactly as such Goldcorp Shareholder’s name appears on the register of Goldcorp Shareholders. Additional execution instructions are set out in the notes to the GREEN form of proxy. The proxy must also be dated where indicated. If the date is not completed, the proxy will be deemed to be dated on the day on which it was mailed to Goldcorp Shareholders.

Non-Registered Goldcorp Shareholders

      The information set forth in this section is of significant importance to many Goldcorp Shareholders, as a substantial number of Goldcorp Shareholders hold their Goldcorp Shares through Intermediaries (as defined below) and their nominees and not in their own name.

      Only registered Goldcorp Shareholders, or the persons they appoint as their proxies, are entitled to attend and vote at the Goldcorp Meeting. However, in many cases, Goldcorp Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of Goldcorp Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depositary Trust Company, in the United States) of which the Intermediary is a participant.

      In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, Goldcorp has distributed copies of this Directors’ Circular, the Notice of Meeting, the Proxy Circular and the form of proxy (collectively, the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Goldcorp Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1.

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

      In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of Goldcorp Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Goldcorp Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those instructions regarding when and where the voting instruction form or the proxy is to be delivered.

      It is important that Non-Registered Goldcorp Shareholders’ new voting instruction form or GREEN form of proxy be received by your Intermediary or its agent sufficiently in advance of the proxy deadline previously described in this supplemental information to enable your Intermediary to provide voting instructions on your behalf before the proxy deadline.

Revocation of Proxies

      A registered Goldcorp Shareholder who has submitted a proxy (either a management proxy or blue Glamis proxy) may revoke it by: (i) depositing an instrument in writing signed by the registered Goldcorp Shareholder or by an attorney authorized in writing or, if such registered Goldcorp Shareholder is a corporation, by a duly authorized officer or attorney, either (A) at the registered office of Goldcorp (Suite 2700, 145 King Street West, Toronto, Ontario, Canada M5H 1J8) at any time up to and including 5:00 p.m. (Toronto time) on Wednesday, February 9, 2005, or (B) with the Chairman of the Goldcorp Meeting prior to the commencement of the Goldcorp Meeting on the date of the Goldcorp Meeting; (ii) transmitting, by telephonic or electronic means, a revocation that complies with (A) or (B) above and that is signed by electronic signature, provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the registered Goldcorp Shareholder or the attorney, as the case may be; or (iii) in any other manner permitted by law.

      A Non-Registered Shareholder who has submitted a proxy (either a management proxy or blue Glamis proxy) may revoke it by contacting the Intermediary through which the Non-Registered Shareholder’s Goldcorp Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

Queries and Inquiries

      If a Canadian Goldcorp Shareholder has any questions or requires assistance with the deposit or revocation of proxies or voting their GREEN proxy, please contact Kingsdale Shareholder Services Inc. toll-free at 1-866-749-5464.

      Shareholders in the US or other locations should contact Innisfree M&A Incorporated, toll-free at 1‑877‑750‑9501, or collect at 646‑822‑7412. (Banks and brokers may call collect at 212‑750‑5833.)

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER

SCHEDULE A

MORGAN STANLEY OPINION

January 19, 2005

Special Committee of the Board of Directors

Goldcorp Inc.
Suite 2700
145 King Street West
Toronto, ON
L5H 1J8

Members of the Special Committee of the Board of Directors:

      We understand that on January 7, 2005, Glamis Gold Ltd. (“Glamis”) commenced an offer to purchase (the “Offer”) all of the outstanding common shares (the “Goldcorp Shares”) of Goldcorp Inc. (“Goldcorp” or the “Company”) on the basis of 0.89 of a common share of Glamis (the “Glamis Shares”) for each Goldcorp Share (the “Exchange Ratio”), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and the Circular (the “Circular”) filed by Glamis on January 7, 2005, and the related Letter of Transmittal (together with the Offer to Purchase and the Circular, the “Offer Documents”). The Offer Documents further provide that if the Offer is completed, Glamis expects to effect an amalgamation, statutory arrangement, capital reorganization or other transaction (the “Subsequent Acquisition Transaction”) to enable Glamis or an affiliate of Glamis to acquire all Goldcorp Shares not acquired pursuant to the Offer. The terms and conditions of the Offer are more fully set forth in the Offer Documents.

      We also understand that on December 29, 2004, pursuant to the Acquisition Agreement, dated as of December 23, 2004 (the “Acquisition Agreement”), between Goldcorp and Wheaton River Minerals Ltd. (“Wheaton River”), Goldcorp commenced an offer to purchase (the “Wheaton River Offer”) all of the outstanding common shares (the “Wheaton River Shares”) of Wheaton, on the basis of 0.25 Goldcorp Shares for each Wheaton River Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Wheaton River Offer to Purchase”) and the Circular (the “Wheaton River Circular”) filed by Goldcorp on December 29, 2004, and the related Letter of Transmittal (together with the Wheaton River Offer to Purchase and the Wheaton River Circular, the “Wheaton River Offer Documents”). The terms and conditions of the Wheaton River Offer are more fully set forth in the Acquisition Agreement and Wheaton River Offer Documents.

      You have asked for our opinion as to whether the Exchange Ratio pursuant to the Offer Documents is adequate from a financial point of view to the holders of Goldcorp Shares (other than Glamis and its affiliates).

      For purposes of the opinion set forth herein, we have:

(i)	reviewed certain publicly available financial statements and other business and financial information of the Company, Wheaton River and Glamis, respectively;

(ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company, Wheaton River and Glamis provided by management of the Company;

(iii)	reviewed and discussed certain financial forecasts for the Company, Wheaton River and Glamis prepared by the management of the Company;

(iv)	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

(v)	reviewed the pro forma impact of the Offer on certain of Glamis’ financial ratios;

(vi)	reviewed the pro forma impact of the Wheaton River Offer on certain of Goldcorp’s financial ratios;

(vii)	reviewed the reported prices and trading activity for the Goldcorp Shares, the Wheaton River Shares and the Glamis Shares;

(viii)	compared the financial performance of each of the Company, Wheaton River and Glamis and the prices and trading activity of each of the Goldcorp Shares, the Wheaton River Shares and the Glamis Shares with that of certain comparable publicly-traded companies and their securities;

(ix)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(x)	discussed the terms and conditions of the Acquisition Agreement with the Company and its advisors;

(xi)	reviewed the Offer Documents, the Acquisition Agreement, the Wheaton River Offer Documents and certain related documents; and

(xii)	performed such other analyses and considered such other factors as we have deemed appropriate.

      We have assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With respect to the financial forecasts for the Company, Wheaton River and Glamis provided to us by management of the Company, we have assumed that they are the best currently available estimates and judgments of the future financial performance of the Company, Wheaton River and Glamis, respectively, reasonably prepared based on the best information currently available to management of the Company. As you know, we have not been provided with access to management or internal financial information of Glamis and instead, have relied on the assessments of management of the Company and the information provided by the Company with respect to such matters. We have relied upon, without independent verification, Goldcorp’s estimates of the reserve base, production profile and cash and total cost estimates of Goldcorp, Wheaton River and Glamis. We have not made any independent valuation, appraisal, geological or technical assessment of the assets or liabilities of the Company, Wheaton River or Glamis, nor have we been furnished with any such appraisals. In addition, we have assumed that the Offer and the Subsequent Acquisition Transaction will be consummated as contemplated in the Offer Documents. For the purposes of our review of the Wheaton River Offer, we have assumed that it will be consummated as contemplated in the Wheaton River Offer Documents.

      Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion other otherwise comment upon events occurring after the date hereof.

      Our opinion does not address the relative merits of the Offer and the Subsequent Acquisition Transaction as compared to the Wheaton River Offer or any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved. Although we considered the Wheaton River Offer as one of the many factors in our analysis, our opinion does not address the Wheaton River Offer. We also note that our opinion only addresses whether the Exchange Ratio is adequate from a financial point of view and does not address any other matters. Further, in arriving at our opinion, we were not authorized to solicit, and did not solicit interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving the Company or its assets, nor did we negotiate with any party, including Glamis, or parties other than Glamis, with respect to the possible acquisition, business combination or other extraordinary transaction involving the Company or its assets.

      We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Offer and will receive fees for our services upon delivery of our opinion letter to the Special Committee, consummation of the Wheaton River Offer or the Glamis Offer or the consummation of any other acquisition or business combination transaction in which we provide advice to the Special Committee or the Board of Directors of the Company. In the ordinary course of our trading, brokerage, investment banking, investment management, financing and principal investing activities, Morgan Stanley Canada Limited or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of the Company or Glamis.

      It is understood that this letter is for the information of the Special Committee of the Board of Directors of the Company appointed to review and evaluate the Offer and for the information of the Board of Directors of the Company and this letter may not be used for any other purpose or disclosed without our prior written consent, except that a copy of our opinion may be included in its entirety in any Directors’ Circular or Solicitation/ Recommendation Statement on Schedule 14D-9 required to be filed by the Company with the Securities and Exchange Commission or with applicable Canadian regulatory authorities with respect to the Offer. This opinion is not intended to be and shall not constitute a recommendation to any holder of Goldcorp Shares as to whether to tender Goldcorp Shares pursuant to the Offer or whether or not to vote in favor of the Acquisition Agreement at the shareholders’ meeting to be held in connection with the Wheaton River Offer. In addition, this opinion does not in any manner address the prices at which the Goldcorp Shares, the Wheaton River Shares or the Glamis Shares will actually trade at any time.

      Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Offer Documents is inadequate from a financial point of view to the holders of Goldcorp Shares (other than Glamis and its affiliates).

Very truly yours,

MORGAN STANLEY CANADA LIMITED

By:

Bradley J. Crompton
Managing Director

Any questions and requests for assistance may be directed as follows:

SHAREHOLDERS IN CANADA:

Toll Free Phone: 1-866-749-5464

Banks and Brokers Call Collect: 416-867-2335

SHAREHOLDERS IN THE U.S.

AND OTHER LOCATIONS:

Toll free from the U.S.: 1-877-750-9501

Call Collect from Other Locations: 646-822-7412

Banks and Brokers Call Collect: 212-750-5833

VOTE FOR THE WHEATON TRANSACTION
REJECT THE GLAMIS OFFER